Pricing Supplement dated February 22, 2007 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$2,000,000 100% Principal Protected Bear Notes due September 4, 2012 Linked to the Performance of the Japanese Yen Medium-Term Notes, Series A, No. F-014

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	February 22, 2007

Issue Date:	February 28, 2007

Final Valuation Date:	August 28, 2012

Maturity Date:	September 4, 2012 (resulting in a term to maturity of 5.5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

The currency exchange rate between the U.S. Dollar and the Japanese Yen (the “USDJPY” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate—the Japanese Yen per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FED” to the right of the caption “JPY” at approximately 10:00 a.m., New York time, on the relevant date.

See “Description of Reference Asset” in this pricing supplement for additional information.

Participation Rate:	120%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the currency return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the currency return:

$1,000 + [$1,000 x (participation rate x currency return)]

•        if the currency return is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Currency Return:	The performance of the USDJPY currency exchange rate from the final level to the initial level, calculated as follows: Initial Level – Final Level Final Level

Initial Level:	121.43, the USDJPY currency exchange rate on the initial valuation date.

Final Level:	The USDJPY currency exchange rate on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738CA66and US06738CA666

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2%	98%
Total	$2,000,000	$40,000	$1,960,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on the initial level of 120.43. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Level	Currency Return	Payment at Maturity	Total Return on the Notes
240.86	-50.00%	$1,000.00	0.00%
228.82	-47.37%	$1,000.00	0.00%
216.77	-44.44%	$1,000.00	0.00%
204.73	-41.18%	$1,000.00	0.00%
192.69	-37.50%	$1,000.00	0.00%
180.65	-33.33%	$1,000.00	0.00%
168.60	-28.57%	$1,000.00	0.00%
156.56	-23.08%	$1,000.00	0.00%
144.52	-16.67%	$1,000.00	0.00%
132.47	-9.09%	$1,000.00	0.00%
120.43	0%	$1,000.00	0.00%
114.41	5.26%	$1,063.16	6.32%
108.39	11.11%	$1,133.33	13.33%
96.34	25.00%	$1,300.00	30.00%
84.30	42.86%	$1,514.29	51.43%
72.26	66.67%	$1,800.00	80.00%
60.22	100.00%	$2,200.00	120.00%
48.17	150.00%	$2,800.00	180.00%
36.13	233.33%	$3,800.00	280.00%
24.09	400.00%	$5,800.00	480.00%
12.04	900.00%	$11,800.00	1,080.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: In this case, the Japanese Yen strengthens against the U.S. dollar. (This occurs when the final level decreases from the initial level, reflecting a fewer number of Japanese Yen per U.S. dollar.)

Because the final level of 110.56 is less than the initial level of 120.43, the currency return of 8.93% is positive and the investor receives a payment at maturity of $1,107.13 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (8.93% x 120%)] = $1,107.13

Example 2: In this case, the Japanese Yen weakens against the U.S. dollar. (This occurs when the final level increases from the initial level, reflecting a greater number of Japanese Yen per U.S. dollar.)

Because the final level of 130.25 is greater than the initial level of 120.43, the currency return of -7.54% is negative and the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date and the reference level of the USDJPY currency exchange rate on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 120% of the currency return of your Notes at maturity in the event that the currency return is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the U.S. dollar—The currency return will only be positive if, on average, the value of the U.S. dollar weakens relative to the Japanese Yen. If, on average, the U.S. dollar appreciates in value relative to the Japanese Yen over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the reference asset directly. If the currency return is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference level of the reference asset was higher than the reference level on the initial valuation date at some time during the term of the Notes but later falls below that initial reference level.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the reference level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The USDJPY currency exchange rate, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

•

the Japanese Yen per U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FED” to the right of the caption “JPY” at approximately 10:00 a.m., New York time, on the relevant date.

If the Reuters page described above, or the successor page thereto, is not available on the final valuation date, the exchange rate will be calculated by the calculation agent as the arithmetic mean of the offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the Japanese Yen. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Yen based on the daily, closing currency exchange rates from October 2, 2000 through February 21, 2007. We obtained the information regarding the closing currency exchange rates of the USDJPY below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance closing currency exchange rates of the USDJPY should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference level on the final valuation date. We cannot give you assurance that the currency return of the USDJPY currency exchange rate will result in any return in addition to your initial investment.

The USDJPY currency exchange rate on February 22, 2007 was 120.43.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about February 28, 2007, which is the fourth business day following the initial valuation date (this settlement cycle being referred to as “T+4”). See “Plan of Distribution” in the prospectus supplement.

PS-5